Saints Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

	Member's Equity
Balance at December 31, 2014	$ 80,365
Net loss	(54,161)
Balance at December 31, 2015	$ 26,204

The accompanying notes are an integral part of these financial statements.